DMS



17017940

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30 2017
Estimated average burden hours per response	12.00

SEC Mail Processing Section

AUG 29 2017

Washington DC 408

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68022

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seale Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 N. Glebe Road, Suite 950
(No. and Street)

Arlington (City) VA (State) 22203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Seale 703-623-9253 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane Ste 214A (Address) Frankfort (City) IL (State) 60423 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Seale, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seale Capital, Inc., as of June 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



PHILOMINA R. GOMES
COMMONWEALTH OF
Expires
9/30/17
ID#
343036
VIRGINIA
NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEALE CAPITAL, INC.

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director of
Seale Capital, Inc.

We have audited the accompanying statement of financial condition of Seale Capital, Inc. as of June 30, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seale Capital, Inc. as of June 30, 2017, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
August 25, 2017

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 E. Northwest Hwy I Mt. Prospect, IL 60056

SEALE CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2017

ASSETS

Cash and cash equivalents	$ 15,332
Prepaid expenses	596
TOTAL ASSETS	$ 15,928

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 7,700
Due to affiliate	784
Total Liabilities	$ 8,484
SHAREHOLDER'S EQUITY	
Common stock, no par value; authorized 1,000 shares, issued and outstanding 100 shares	$ 100
Additional paid-in capital	94,900
Retained earnings (deficit)	(87,556)
Total Shareholder's Equity	$ 7,444
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 15,928

The accompanying notes are an integral part of this financial statement.

SEALE CAPITAL, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2017

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Seale Capital, Inc. (the "Company") was incorporated in the state of Virginia on May 27, 2008 with operations beginning in July 2010. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is consulting services.

Basis of presentation – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Consulting Services Income - Consulting service fees are recognized when the services are performed and are billed to the client.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Concentration of Credit Risk - The Company's cash is on deposit at one financial institution and the balances at times may exceed the federally insured limits. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Cash and cash equivalents consist entirely of securities registered under the Investment Company Act of 1940 that are commonly referred to as "money market funds", and have been valued using Level 1 inputs. No valuation techniques have been applied to any other assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical value.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company is affiliated through common ownership and management with Seale & Associates, Inc. ("SA"), and Seale & Associates, LLC.

Pursuant to an expense sharing agreement, the Company shared office space and other overhead expenses through December 31, 2016, and had agreed to reimburse SA an amount equaling 2.5 - 5% of the costs that SA had incurred for these shared expenses.

Included in the Statement of Financial Condition is an amount due to SA of $784. The expense sharing agreement was terminated as of December 31, 2016.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. Net capital and aggregate indebtedness change from day to day, but at June 30, 2017, the Company had net capital and a net capital requirement of $6,541 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 130%.

NOTE 5 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholder of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2014.